Exhibit 99.1

Enlivex Announces Initiation of Multi-Center Phase II Investigator-Initiated Clinical Trial of Allocetra in COVID-19 Patients

Nes Ziona, Israel, May 06, 2020 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV), a clinical-stage immunotherapy company, today announced that an investigator-initiated multi-center Phase II clinical trial of AllocetraTM (formerly referred to as off-the-shelf AllocetraTM) in COVID-19 patients has commenced.

“While work investigating the exact pathophysiology of COVID-19 is ongoing, recent publications have described the complications related to the virally induced COVID-19 disease as associated with organ dysfunction and cytokine storms, which are markedly similar to those observed in septic patients in the ICU,” said Prof. Vernon van Heerden, Head of the Critical Care Medicine Unit at Hadassah Hospital in Israel, and the lead investigator of both the COVID-19 trial and a recently-completed Phase Ib clinical trial of AllocetraTM in sepsis patients. “Therefore, based on compelling preliminary results from the Phase Ib trial that demonstrated safety and an indication of efficacy of AllocetraTM in patients with severe sepsis admitted to the ICU, Enlivex’s product candidate may potentially be beneficial for COVID-19 patients with moderate to severe symptoms. We expect that the current study will build on these recent findings by evaluating the potential relationship between cytokine storms and COVID-19-induced organ failure.”

Prof. Dror Mevorach, M.D., Chief Scientific and Medical Officer of Enlivex, added “This newly initiated study represents a unique opportunity for Enlivex to contribute towards efforts aimed at combating the ongoing global COVID-19 pandemic. We are eager to learn if the initial positive results seen in sepsis patients treated with AllocetraTM translate to COVID-19 patients with similar underlying pathologies. Further, the scientific insights that could be gained from this study may facilitate the development of other COVID-19 therapies, as well as AllocetraTM-based treatment plans for diseases in addition to sepsis.”

The COVID-19 study is a multi-center investigator-initiated, Phase II clinical trial. The trial is expected to recruit up to five patients in each participating center and is designed to assess AllocetraTM in combination with standard of care therapy in patients with COVID-19 associated lung dysfunction. Safety, tolerability, cytokine profile and efficacy parameters will be evaluated, with change in PaO2/FiO2 ratio number and severity of adverse events and serious adverse events serving as the co-primary study endpoints.

The COVID-19 study is expected to run independently of Enlivex’s currently planned Phase IIb clinical trial of AllocetraTM for the treatment of sepsis. The planned Phase IIb trial will be a controlled, randomized study that is expected to commence in the fourth quarter of 2020.

ABOUT ENLIVEX
Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing.  For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT:
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Eric Ribner
LifeSci Advisors
eric@lifesciadvisors.com